# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maris Tech Ltd., CIK 0001872964
CUSIP: M68057104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2 YITZHAK MODAI STREET, 2 YITZHAK MODAI STREET, REHOVOT, New Jersey (NJ), 7608804
Date of event which requires filing of this statement: 01/03/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001019432-24-000017
Filed by CIK 0001019432

## Reporting persons
- Leviticus Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 591,682; sole dispositive power 591,682; aggregate amount beneficially owned 610,484 (7.8% of the class)
- AMH Equity Ltd: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 18,802; sole dispositive power 18,802; aggregate amount beneficially owned 610,484 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Maris Tech Ltd.
Address of issuer's principal executive offices: 2 YITZHAK MODAI STREET, 2 YITZHAK MODAI STREET, REHOVOT, NEW JERSEY, 7608804

## Item 2. Person Filing
Name of person filing: Adam M Hutt
Address of principal business office or, if none, residence:
32 Old Mill Road
Great Neck, NY 11023
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 610,484
Percent of class: 7.75
Sole power to vote or to direct the vote: 610,484
Sole power to dispose or to direct the disposition: 610,484

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Maris Tech is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Leviticus Partners LP: Adam M Hutt, Managung Member (01/08/2025)
- AMH Equity Ltd: Adam M Hutt, President (01/08/2025)